Exhibit 2

HORIZON ENERGY DEVELOPMENT, INC.
INCOME STATEMENT
(Unaudited)

Three Months Ended September 30, 2004
Operating Revenue:
Operating Revenue	$10,702,185

Operating Expenses:
Fuel Used in Heat and Electric Generation	7,694,802
Operation and Maintenance Expenses	9,940,302
Property, Franchise & Other Taxes	760,699
Depreciation, Depletion & Amortization	3,835,323

Operating Expenses	22,231,126

Operating Loss	(11,528,941)

Other Income	345,001

Interest Charges	1,773,388

Net Loss Before Income Taxes	(12,957,328)

Income Taxes - Current	(3,207,816)
Income Taxes - Deferred	(1,305,760)

(4,513,576)

Minority Interest in Foreign Subsidiaries	1,445,030

Net Loss	($ 6,998,722)